UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Early Redemption dated 12 February 2026

12 February 2026

Rentokil Initial plc

NOTICE OF EARLY REDEMPTION

in respect of the

€500,000,000 0.8750 per cent. Senior Unsecured Guaranteed Notes due 30 May 2026 of which €500,000,000 in principal amount are outstanding (the "Notes")
ISIN: XS1996441066 / Common Code: 1996441066

Rentokil Initial plc (the "Issuer") today gave notice to the holders of the outstanding Notes that the Issuer will redeem on 2 March 2026 (the "Optional Redemption Date"), all of the outstanding Notes in accordance with condition 6(c) of the Notes at the Optional Redemption Amount equal to their principal amount, together with accrued interest to (but excluding) the Optional Redemption Date.

Following such redemption, the Notes will be cancelled and there will be no Notes outstanding. Rentokil Initial plc intends to complete any formalities relating to the delisting of the Notes from the London Stock Exchange as soon as possible following the redemption of the outstanding Notes on the Optional Redemption Date.

Capitalised terms used in this notice shall have the same meanings as those ascribed to them in the terms and conditions of the Notes.

For further information, please contact:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs over 60,000 people in around 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 February 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary